

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 4, 2017

Luca D'Agnese
Chief Executive Officer
Enel Américas S.A.
Santa Rosa 76, Piso 15
Santiago, Chile

      Re: **Enel Américas S.A.**
              Form 20-F for the Fiscal Year Ended December 31, 2016
              Filed April 28, 2017
              File No. 1-12440

Dear Mr. D'Agnese:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      /s/ Jim Allegretto

                      Jim Allegretto
                      Senior Assistant Chief Accountant
                      Office of Consumer Products